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                                                                 Exhibit (a)(11)
                            BERKSHIRE HATHAWAY INC.
                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                                          February 24, 2001


  BERKSHIRE HATHAWAY INC. SUBSIDIARY SUCCESSFULLY COMPLETES CASH TENDER OFFER
                    FOR SHARES OF JOHNS MANVILLE CORPORATION

Omaha, Nebraska, February 24, 2001 - Berkshire Hathaway Inc. (NYSE: BRK.A, BRK.B) announced today successful completion of the cash tender offer by a subsidiary of Berkshire Hathaway for all outstanding shares of common stock of Johns Manville Corporation (NYSE: JM). The tender offer expired at 11:59 p.m., New York City time, on Friday, February 23, 2001. Berkshire Hathaway, through its wholly owned subsidiary making the offer, will accept for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by EquiServe Trust Company, N.A., as paying agent, approximately 130.2 million shares of Johns Manville will be acquired by Berkshire Hathaway's subsidiary out of the approximately 137.4 million shares currently outstanding, or approximately 94.7 % of all outstanding shares. In addition, Berkshire already owned 4,788,900 shares, or approximately 3.5% of the outstanding shares. Therefore, Berkshire and its wholly owned subsidiary together will own approximately 98.2 % of Johns Manville's outstanding shares.

Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

As previously announced, Berkshire Hathaway will acquire the remaining Johns Manville shares in a merger in which each share of Johns Manville common stock will be converted into the right to receive $13.00 in cash and following which Johns Manville will become a wholly owned subsidiary of Berkshire Hathaway. Berkshire Hathaway and Johns Manville expect to consummate the merger as soon as practicable.

Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities. The most important of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations about future events and are subject to risks, uncertainties, and assumptions about the companies' businesses, economic and market factors, and the industries in which the companies do business, among other things. Actual results could differ materially from those forecast in the forward-looking statements as a result of, among other things, acquisitions, the development of new products and services, the effect of competitive products and services, and general economic conditions.


FOR FURTHER INFORMATION CONTACT:

Berkshire Hathaway Inc.
     Marc D. Hamburg -- (402) 346-1400